Contact

www.linkedin.com/in/parinaz-motamedy-39610689 (LinkedIn)

Top Skills

Hedge Funds
Microsoft Excel
Venture Capital

Languages

French (Full Professional)
Spanish (Full Professional)
English (Native or Bilingual)
Farsi (Native or Bilingual)
Italian (Elementary)

Parinaz Motamedy

Partner at Safar Partners
United States

Experience

Safar Partners

Partner
February 2019 - Present (4 years 11 months)
Greater Boston Area

AccorHotels

2 years 2 months

Private Rental Business Lead
September 2017 - February 2019 (1 year 6 months)
Paris Area, France

Asset Management Analyst
January 2017 - August 2017 (8 months)
Paris Area, France

The Blackstone Group

Analyst
June 2015 - July 2016 (1 year 2 months)
New York, NY

Goode Partners

Summer Intern
July 2014 - August 2014 (2 months)
Greater New York City Area

Weil, Gotshal & Manges LLP

Summer Legal Intern
June 2014 - July 2014 (2 months)

Weil, Gotshal & Manges LLP

Summer Legal Intern
May 2012 - August 2012 (4 months)

Education

Harvard University

A.B., Philosophy · (2011 - 2015)